Exhibit 4.4.2
English Translation of Chinese Original
PRODUCT SUPPLY AGREEMENT
This Product Supply Agreement (hereinafter referred to as this “Agreement”) is entered into by and between the following parties on August 18, 2009 in Shenzhen:

Party A:	Shenzhen Nepstar Pharmaceutical Co., Ltd. Registered address: Neptunus Building A-15B, Nanshan District, Shenzhen

Party B:	Fuzhou Nepstar Chain Co., Ltd. Registered address: 4/F, Building #60, Zone A, Pushang Industrial Park, Jinshan Industrial Concentration Area, 1 Hongjiang Road, Xinjian Town, Cangshan District, Fuzhou
Whereas:
(1) Party A is a limited liability company incorporated and registered in Shenzhen in accordance with the law of the People’s Republic of China (“PRC”) to engage in pharmaceutical wholesale, computer network technology development and technology consulting and service in accordance with law as approved by relevant PRC governmental authorities;
(2) Party B is a limited liability company incorporated and registered in Fuzhou in accordance with PRC law to engage in pharmaceutical retail as approved by relevant PRC governmental authorities; and
(3) Party A desires to provide products to Party B for its operation, while Party B is willing to procure products from Party A.
Therefore, upon discussion, both parties agree pursuant to this Agreement as follows:
1. SUPPLY OF PRODUCTS
1.1 The parties agree that all products required for Party B’s operation, including without limitation pharmaceuticals, health-care products and other non-pharmaceutical products (“Products”), shall be and only be supplied by Party A or any supplier designated by Party A. Without prior written consent of Party A, Party B may not accept supply of Products from any third party.
1.2 The purchase price for the Products supplied by Party A to Party B in accordance with this Agreement shall be determined by Party A based on market conditions. Party A will specify the supply price of the Products for the following month in its monthly price notice to Party B. Meanwhile, Party A has the right to adjust the supply price of the Products for the current month based on market conditions. Party B hereby agrees to pay such purchase price to Party A in accordance with the price of the Products as determined by Party A.
1.3 Party A and Party B shall settle at the end of each month. Party B shall pay the price for the previous month to Party A before the seventh day of each month (in case that such day is a public holiday, such period shall be extended to the second day after such holiday).
1.4 The price of the Products payable by Party B to Party A hereunder is secured by Party B’s shareholders other than Party A (“Party B’s Other Shareholders”) with pledge on their equity interest in Party B. Meanwhile, shareholders of Party B’s Other Shareholders shall provide pledge for the interest of Party A with their equity interest Party B’s other shareholders.

2. CATEGORY, QUANTITY AND QUALITY OF PRODUCTS SUPPLIED
2.1 Party A will, based on its pharmaceutical chain management system, determine the category and quantity of Products required by Party B and arrange delivery to Party B. Party B may recommend the category and quantity of Products to Party A according to prevailing market conditions.
2.2 Party A warrants that the Products supplied satisfy national standards and industry (if any) as well as other requirements or standards as agreed by both parties.
3. TRANSPORTATION AND DELIVERY OF PRODUCTS
3.1 Party A shall be responsible for transporting the Products required by Party B to the distribution center of Party B. The expenses of transportation and loading and unloading shall be born by Party A. The risk on the Products shall transfer to Party B upon delivery of such Products to the distribution center of Party B. The expenses incurred when Party B distributes such Products to each retail store shall be borne by Party B.
3.2 Within two working days after Party A delivers the Products to the distribution center of Party B, Party B shall carry out inspection of the quality of the Products. If there is any dispute concerning the quality of any Product, Party B shall notify Party A in writing (such written notice shall indicate the reason of dispute) no later than two working days after completion of inspection, and Party A will arrange for inspection on relevant Products. If Party A acknowledges the defectiveness of the Products, Party A will supply to Party B Products of the same category at the quantity of the defective Products to replace such defect Products within three working days after Party A’s inspection. If any third party shall be held liable for such defective Products, Party A shall be responsible to initiate claims against such third party. If Party B fails to raise any dispute with respect to the quality of the Products in four working days after Party A delivers such Products to the product distribution center of Party B, such Products shall be deemed to be accepted by Party B.
4. REPRESENTATIONS AND WARRANTIES
4.1 Party A hereby represents and warrants as follows:
4.1.1 that Party A is a limited liability company legally incorporated and effectively existing in accordance with PRC law;
4.1.2 that Party A’s execution and implementation of this Agreement is within its corporate power and business scope and Party A has taken necessary corporate actions and obtained appropriate authorization, and has obtained requisite consent and approval from third parties and governmental authorities. Such execution and implementation is not in violation of any restriction of any PRC law or contract binding on or affecting it; and
4.1.3 that upon execution, this Agreement constitutes the lawful, valid and binding obligation of Party A, enforceable in accordance with its provisions.
4.2 Party B hereby represents and warrants as follows:
4.2.1 that Party B is a limited liability company legally incorporated and effectively existing in accordance with PRC law;
4.2.2 that Party B’s execution and implementation of this Agreement is within its corporate power and business scope and Party B has taken necessary corporate actions and obtained appropriate authorization, and has obtained requisite consent and approval from third parties and governmental authorities. Such execution and implementation is not in violation of any restriction of any PRC law or contract binding on or affecting it; and
4.2.3 that upon execution, this Agreement constitutes the lawful, valid and binding obligation of Party B, enforceable in accordance with its provisions.

5. EFFECTIVENESS AND TERM
5.1 This is signed on the date first set forth above and shall become effective on the date when the authorized representatives of both parties sign this Agreement.
5.2 Any amendment, modification or supplement to this Agreement shall be made in writing and shall become effective when the authorized representatives of both parties sign thereon.
5.3 Unless terminated in accordance with this Agreement or other agreements between the parties hereof, the term of this Agreement shall be ten years from the effective date.
5.4 With written consent of both Party A and Party B, this Agreement may be renewed upon expiry. The term of the renewed contract will be determined through discussion between the parties hereof. If the parties fail to achieve agreement on renewal or the term of renewed contract, unless Party A provides a written notice of no renewal before the expiry, this Agreement shall be automatically renewed for an additional year after expiry (including the expiry of renewed term).
5.5 If during the terms as provided in Section 5.3 and 5.4 hereof, the business term (including any extended term) of either party expires or terminates due to any other reason, this Agreement shall terminate upon such termination, unless such party has transferred its rights and obligations hereunder according to Article 11 of this Agreement.
6. TERMINATION
6.1. Termination on Expiry Date. Unless renewed in accordance with Article 5.4 of this Agreement, this Agreement shall terminate on the expiry date.
6.2. Early Termination. During the term of this Agreement, Party B may not terminate this Agreement before expiry, unless there is any gross negligence, default, other misconduct or bankruptcy on the part of Party A. Notwithstanding the foregoing, Party A has the right to terminate this Agreement at any time by providing Party B a 30-days written notice. During the term of this Agreement, if Party B is in breach of this Agreement and fails to correct its breach within fourteen (14) days after receiving the written notice concerning its breach from Party A, Party A may notify Party B in writing to terminate this Agreement.
6.3. Provisions after Termination. After this Agreement terminates, the rights and obligations of the parties under Article 7 and 8 hereunder shall continue to be valid.
7. GOVERNING LAW
The implementation, interpretation and enforcement of this Agreement shall be governed by PRC law.
8. DISPUTE RESOLUTION
In case of any dispute between the parties concerning the interpretation and performance of any provision of this Agreement, the parties shall resolve such dispute through negotiation in good faith. If the parties fail to achieve agreement upon resolution of such dispute in thirty (30) days after one party requests to resolve such dispute through discussion, either party may submit relevant dispute to China International Economic and Trade Arbitration Commission for arbitration in accordance with its then valid arbitration rules. The place of arbitration shall be Shenzhen and the language to be used in such arbitration shall be Chinese. The arbitration award is final and binding on both parties.
9. FORCE MAJEURE
9.1 “Force Majeure” means any event that is beyond the reasonable control of one party and is not avoidable even under reasonable attention of the affected party, including without limitation, governmental act, natural power, fire, explosion, storm, flood, earthquake, tide, lightning and war, provided that, the deficiency of credit, capital or fund-raising shall not be deemed as an event out of reasonable control of one party. The party affected by Force Majeure and seeking to be released from fulfilling its obligation under this Agreement shall notify such exemption event to the other party as soon as possible and indicate its actions to be taken to fulfill its obligations.

9.2 In the event of delay or suspension of implementation of this Agreement due to any Force Majeure as defined above, the party affected by such Force Majeure will not be required to assume any liability under this Agreement in the extent of delay or suspension. The affected party shall take appropriate measures to diminish or eliminate the influence of such Force Majeure and shall try to resume with performance of its obligations delayed or suspended by such Force Majeure. Upon elimination of such Force Majeure, the parties agree to resume performance under this Agreement with best efforts.
10. NOTICE
Any notice or other communication from either party in accordance with this Agreement shall be made in writing in Chinese or English and may be sent by personal delivery, registered mail, pre-paid mail or acceptable courier service or facsimile to the following address or addresses of the related party or both parties or other address as notified by the other party to such party from time to time or address of others designated by the other party. The notice shall be deemed to be delivered (a) for notice delivered by personal delivery, on the date of personal delivery; (b) for notice sent by mail, on the third (3) day after the prepaid air registered mail is sent out (as indicated on the mail mark) or on the second (2) day after given to the internationally recognized courier service institution, and (c) for notice sent by facsimile, at the receiving time as indicated by transmission confirmation letter of the relevant document.
Party A: Shenzhen Nepstar Pharmaceutical Co., Ltd.
Address: Neptunus Building A-15B, Nanshan District, Shenzhen
Attention: Simin Zhang
Fax: 0755-26401549
Tel: 0755-26403438
Party B: Fuzhou Nepstar Chain Co., Ltd.
Address: 4/F, Building #60, Zone A, Pushang Industrial Park, Jinshan Industrial Concentration Area, 1 Hongjiang Road, Xinjian Town, Cangshan District, Fuzhou
Attention: Yang Hongguang
Fax: 0591-83366381
Tel: 0591-83852012
11. ASSIGNMENT OF AGREEMENT
11.1. Without prior written consent of Party A, Party B may not transfer its rights and obligations hereunder to any third party.
11.2. Party B hereby agrees Party A may transfer its rights and obligations hereunder to any third party. Party A shall only provide Party B with written notice at the time of such transfer and need not obtain consent of Party B with respect to such transfer.

12. ENTIRENESS OF AGREEMENT
Both parties confirm that upon effectiveness, this Agreement constitutes the entire agreement and understanding between the parties hereof with respect to the subject matter of this Agreement and completely supersedes all prior oral or/and written agreement and understanding between the parties before this Agreement with respect to the subject matter hereof.
13. SEVERALTY OF AGREEMENT
If any provision under this Agreement is held to be invalid or unenforceable due to any conflict with relevant law, then such provision shall be deemed to be invalid only to the extent of the jurisdiction of the relevant law and shall not affect the legal effect of other provisions hereof.
14. COPIES OF AGREEMENT
This Agreement is signed in two originals, each of which is held by the parties separately. Each original shall have the same legal effect.

IN WITNESS WHEREOF, both parties have caused their respective legal representative or authorized representative to sign this Agreement on the date set forth above.
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Party A:	Shenzhen Nepstar Pharmaceutical Co., Ltd.
Signed by Legal/Authorized Representative:
Seal: /s/ Shenzhen Nepstar Pharmaceutical Co., Ltd.

Party B:	Fuzhou Nepstar Chain Co., Ltd.
Signed by Legal/Authorized Representative:
Seal: /s/ Fuzhou Nepstar Chain Co., Ltd.